PMU News Release #04-09 TSE, AMEX Symbol PMU June 15, 2004

PROGRESS REPORT ON THE EL DORADO GOLD PROJECT

Pacific Rim Mining Corp. has requested that the pre-feasibility study currently underway on its El Dorado gold project in El Salvador be broadened to include an alternate underground development plan. This amendment to the pre-feasibility study will delay its completion until later this summer. Pacific Rim is pleased with the timely progress to date on the pre-feasibility study and is looking forward to the completion of this milestone report.

The El Dorado gold project hosts a high-grade measured and indicated resource centred on the Minita vein system that contains 1.6 million tonnes at an average grade of 11.4 g/t gold and 70 g/t silver, for a total of 585,000 ounces of gold and 3.6 million ounces of silver.

Drilling is continuing in the South Minita and Nance Dulce areas of the El Dorado project, where Pacific Rim recently announced the discovery of a number of high-grade gold intersections, including 21.1 g/t gold over a true width of 1.64 meters and 22.86 g/t gold over a true width of 1.17 meters from hole P03-301 (news release #04-07 dated May 25, 2004). Drill results from this on-going program are expected next month.

About Pacific Rim Mining Corp.
Pacific Rim is a revenue-generating gold exploration company with operational and exploration assets in North, Central and South America. Pacific Rim utilizes the cash flow from its 49% interest in the Denton-Rawhide gold mine in Nevada to explore, define and advance its projects, including the flagship El Dorado gold project in El Salvador. Pacific Rim’s goal is to become a highly profitable, growth-oriented, intermediate-level gold producer that is environmentally and socially responsible.

NI 43-101 Disclosure

Pacific Rim’s exploration work on the El Dorado project is supervised by William Gehlen a Certified Professional Geologist with the AIPG (No. 10626), an employee of Pacific Rim and a Qualified Person as defined in NI 43-101. Details of the El Dorado project, including geology, drill results and resource estimates are presented in a technical report prepared for Pacific Rim Mining Corp. by Mr. Steve Ristorcelli, P.Geo. and Mr. Peter Ronning, P.Eng., (both Qualified Persons as defined in National Instrument 43-101) entitled “Technical Report on the El Dorado Project Gold and Silver Resources, Department of Cabanas, Republic of El Salvador”, dated November 26, 2003 and publicly available on SEDAR.

On behalf of the board of directors, “Thomas C. Shrake” Thomas C. Shrake, CEO	For further information call Toll Free: 1-888-775-7097 or (604) 689-1976, or visit www.pacrim-mining.com

Information set forth in this document may involve forward-looking statements that involve risks and uncertainties, some of which are beyond Pacific Rim’s control, including: the estimated time frame for the completion of the pre-feasibility study; the results of current exploration activities the economic viability of the Company’s projects; the results from future exploration opportunities; significant declines in metal prices; currency fluctuations; increases in production costs; differences in ore grades, recovery rates, and tonnes mined from those expected; changes in mining, or heap leaching rates from currently planned rates; general market and industry conditions; and other factors detailed in the Company’s filings with the U.S. securities and Exchange Commission.

Readers are cautioned that the assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, undue reliance should not be placed on forward-looking statements. Pacific Rim’s actual results, programs and financial position could differ materially from those expressed in or implied by these forward-looking statements. Pacific Rim Mining Corp. disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

The TSX and The AMEX have neither reviewed nor accept responsibility for the adequacy or accuracy of this release.

#410 – 625 Howe Street, Vancouver, BC V6C 2T6
Toll Free 1- 888-775-7097 Tel: (604) 689-1976 Fax: (604) 689-1978
E-mail: info@pacrim-mining.com Website: www.pacrim-mining.com